EXHIBIT 10(m)(4)

CLECO CORPORATION
2030 Donahue Ferry Road
Pineville, LA 71360

«Date»

«Name»
«Location»

Re: Awards – _____ Performance Cycle

Dear «Nickname»:

The Compensation Committee of the Board of Directors of Cleco Corporation, which is appointed to administer the Cleco Corporation 2000 Long-Term Incentive Compensation Plan, as amended (the "LTIP"), has awarded to you the following incentives related to the Company's $1.00 par value voting common stock, referred to as "Common Stock":

a.   An aggregate of **«Target_Shares»** shares of Common Stock, or "Restricted Stock," and an allocation of an equal number of Common Stock Equivalent Units, or "CEUs," provided that during the _____ Performance Cycle (as defined below), your Restricted Stock and CEUs shall not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of.

b.   A contingent allocation of **«Target_Shares»** units, representing an equal number of shares of Common Stock, called "Opportunity Shares," and **«Target_Shares»** CEUs, called "Opportunity CEUs."

1.   **Performance Objectives, Vesting, and Payment**. A summary of the Performance Objectives established for the period beginning as of January 1, _____, and ending December 31, _____, referred to as the "_____ Performance Cycle," is attached hereto as Exhibit A. The number of shares of Restricted Stock and Opportunity Shares to vest and be delivered to you, if any, and the number of CEUs and Opportunity CEUs to be paid to you, if any, will be determined by the Committee at the end of the cycle in accordance with the performance matrix included in Exhibit A hereto. Shares of Restricted Stock and Opportunity Shares and CEUs and Opportunity CEUs that are not vested at the end of the _____ Performance Cycle will be forfeited and the affected certificates or bookkeeping entries canceled by the Company.

As soon as practicable after the end of the _____ Performance Cycle, the Committee will notify you of the number of shares of Restricted Stock and Opportunity Shares and CEUs and Opportunity CEUs, if any, to which you are entitled. Payment will be made:

a.   For Restricted Stock and Opportunity Shares, by delivery of certificates representing the number of your vested shares or book entry of the shares; and

b.   For CEUs and Opportunity CEUs, in the form of a cash payment equal to the Fair Market Value of Common Stock determined as of the last business day of the _____ Performance Cycle, multiplied by the number of vested units to which you are entitled.

2.   **Dividend Equivalent Units.** If cash dividends are declared and paid on shares of Common Stock during the _____ Performance Cycle, then the dividends paid on your Restricted Stock and an equivalent amount determined with respect to your CEUs (collectively the "Accumulated Dividend Equivalent Units") will be credited to a bookkeeping account maintained for your benefit. Such amount will be accumulated, without interest, and paid to you in the form of cash as of the first business day following the end of the _____ Performance Cycle with respect to your vested Restricted Stock and your vested CEUs. Any Accumulated Dividend Equivalent Units attributable to shares of unvested shares of Restricted Stock or unvested CEUs will be forfeited.

3.   **Further Limitations**. A purpose of the Company in awarding Restricted Stock and allocating Opportunity Shares to you is to encourage you to become a long-term shareholder of the Company. Consistent with this purpose, you agree that if Restricted Stock is transferred to you free of restriction or Opportunity Shares are transferred to you in the form of Common Stock, you will not sell, assign or otherwise dispose of such shares, without the prior consent of the Company, and that such shares will be subject to forfeiture if your employment is terminated for Cause, as defined in the LTIP. This limitation will remain in effect during the period commencing as of January 1, _____, and ending as of the earlier of (a) the date you cease to be an employee of the Company or an Affiliate, or (b) January 1, _____.

You agree that, notwithstanding any provision of the LTIP or this letter to the contrary, shares of Common Stock subject to the restriction set forth herein may be held by the Company, in escrow, pending its lapse. The Committee may, in its discretion, amend or waive the restriction; you will be notified as soon as practicable of any such action taken by the Committee.

4.   **Separation From Service.** Notwithstanding any provision of this letter to the contrary, if you separate from service with the Company or its Affiliates before the end of the _____ Performance Cycle, your shares of Restricted Stock and Opportunity Shares, CEUs and Opportunity CEUs, and any Accumulated Dividends will be forfeited as of the date of your separation, except as may be expressly provided in the LTIP and its administrative procedures with respect to your retirement (as defined in the LTIP), involuntary termination of employment without cause, death or disability.

5.   **Recovery Policy.** Because the amount of your award and allocation hereunder is contingent upon the financial performance of the Company, it is subject to the Company's recovery policy. In the event the Company is required to restate its financial statements or financial results for any portion of the period included in the _____ Performance Cycle, this policy may require that you forfeit or return to the Company all or some portion of your award or allocation or any payment made or shares delivered to you hereunder. You will receive additional notice from the Committee if the policy is applied to your award or allocation.

6.   **Tax Withholding**. As a condition of any payment or the delivery of shares hereunder, the Company shall withhold all income and employment taxes required by law to be withheld. Such withholding may be satisfied by deduction from any cash payments otherwise due to you or by other delivery to the Company of the amount of such withholding.

7.   **No Assignment**. Your award or allocation hereunder is not subject in any manner to sale, transfer, pledge, assignment or other encumbrance or disposition, whether by operation of law or otherwise and whether voluntarily or involuntarily, except by will or the laws of descent and distribution.

8.   **Additional Requirements**. You acknowledge that Common Stock issued hereunder may bear such legends as the Committee or the Company deems appropriate to comply with applicable Federal or state securities laws or the terms of the LTIP. In connection therewith and prior to the issuance of such shares, you may be required to deliver to the Company such other documents as may be reasonably required to ensure compliance with applicable Federal or state securities laws.

9.   **Employment Rights**. Nothing contained in this letter or the LTIP shall be deemed to confer upon you any right to continue in the employ of the Company or any Affiliate or interfere, in any manner, with the right of the Company or any of its Affiliates to terminate your employment, whether with or without Cause, in its sole discretion.

10.   **Amendment and Construction.** The Committee may amend the terms and conditions set forth herein, except that any such amendment may not materially change or impair your award and allocation without your prior consent.   As to the portion of your award and allocation that is deemed to be deferred compensation within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, the Committee may take such action, without your consent, as it deems necessary or appropriate to ensure that such portion is not subject to Federal income taxation until the end of the _____ Performance Cycle.

11.   **Shareholder Rights.** During the _____ Performance Cycle, you shall be entitled to vote your shares of Restricted Stock; otherwise you shall have no shareholder rights as to the incentives awarded or allocated to you hereunder.

12.   **Change in Control.** The change in control provisions of the LTIP have been amended. Recently, you received a Prospectus Supplement dated January 14, _____ that described the amendment. Awards with respect to the _____ Performance Cycle are subject to the terms of such amendment.

In addition to the terms of this letter, the equity incentives awarded and allocated to you hereunder are subject to terms and conditions set forth in the LTIP. Capitalized terms used herein have the meanings ascribed to them in the LTIP. You can obtain a copy of the LTIP or a Prospectus or the Prospectus Supplement by contacting Carla Works by e-mail at carla.works@cleco.com or by phone at 318/484-7704. Please indicate your consent to be bound by the foregoing terms and conditions by execution below and return this agreement to Carla at PVGO2 not later than February 28,_____.

Very truly yours,

CLECO CORPORATION

By: _____
         George W. Bausewine
Its: Senior Vice President
         Corporate Services

Acknowledged and agreed to this _____ day
of _____, _____.

_____
Participant

EXHIBIT A
CLECO CORPORATION
2000 LONG-TERM INCENTIVE COMPENSATION PLAN, AS AMENDED

PERFORMANCE OBJECTIVES

The Cleco Corporation 2000 Long-Term Incentive Compensation Plan, as amended (the "LTIP") requires the Compensation Committee of the Board of Directors (the "Committee") of Cleco Corporation (the "Company") to establish performance measures for each Performance Cycle.

For the _____ Performance Cycle, the comparative performance measure approved is the relative price appreciation plus dividends paid per share on Common Stock ("Total Shareholder Return" or "TSR") during the _____ Performance Cycle as compared to the Total Shareholder Return of companies in the S&P Small and Midcap Electric Utilities – GICS and NAICS [1] group ("Peer Group"). The Company's TSR must rank at or above the **30th** percentile level in order for any award to be paid. Actual awards are determined by the Committee based on the Company's rank within the peer group, as follows:

Cleco Relative TSR Rank	1	2	3	4	5	6	7	8	9	10	11	12-16
Percentile Rank	100.0%	93.3%	86.6%	80.0%	73.3%	66.6%	60.0%	53.3%	46.6%	40.0%	33.3%	<30%
Payout as a % of Target	200.0%	186.6%	173.2%	160.0%	146.6%	133.2%	120.0%	106.6%	88.1%	65.0%	41.6%	0.0%

Restrictions will lapse upon receipt by you of written notice from the Committee that the Company has achieved the Performance Objectives established for the _____ Performance Cycle; notice will be given by the Committee as soon as practicable after the close of the cycle. Payments with respect to CEUs will be made on a similar schedule.

_____

[1] GICS – Global Industry Classification System
NAICS – North American Industry Classification System